Prime Capital Markets, LLC

Financial Report
December 31, 2023

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition bound separately has been filed with the Securities and Exchange Commission simultaneously herewith as a CONFIDENTIAL document.

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SEC FILE NUMBER
8-70570

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Prime Capital Markets LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

425 Financial Place, Suite 3160
(No. and Street)

Chicago	IL	60605
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David E. Oulvey	847 712 8870	doulvey@prime-trading.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP
(Name – if individual, state last, first, and middle name)

30 S. Wacker Dr Suite 3300	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

09/24/2003	49
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, David E. Oulvey, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Prime Capital Markets LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Official Seal
WENONA L PRINCE
Notary Public, State of Illinois
Commission No. 973438
My Commission Expires June 15, 2027

Signature: [signature]

Title:
Chief Financial Officer

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Contents



RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Manager of Prime Capital Markets, LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Prime Capital Markets, LLC (the Company) as of December 31, 2023, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

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1

RSM US LLP is the U.S. member firm of RSM International, a global network of independent audit, tax, and consulting firms. Visit rsmus.com/aboutus for more information regarding RSM US LLP and RSM International.

Supplemental Information
The supplementary information contained in Schedules I, II and II (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5 . In our opinion, the supplementary information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

RSM US LLP

We have served as the Company's auditor since 2021.

Chicago, Illinois
March 26, 2024

Prime Capital Markets, LLC

Statement of Financial Condition
December 31, 2023

Assets		
Cash and cash equivalents	$	2,676,420
Other assets		28,992
Receivables from broker-dealers		2,133,199
Prepaid expenses		22,532
Total assets	$	4,861,143
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$	26,860
Total liabilities		26,860
Member's equity		4,834,283
Total member's equity		4,834,283
Total liabilities and member's equity	$	4,861,143

See notes to the financial statements.

Prime Capital Markets, LLC

Statement of Operations
Year Ended December 31, 2023

Revenue		
Interest Income	$	200,546
Expenses:		
Exchange fees	$	50,737
Interest expense		5,076
Compensation and related benefits		86,400
Information technology and market data		131,051
Rent and office expenses		58,474
Professional fees		190,764
Other expenses		89,621
Total expenses		612,123
Net loss	$	(411,577)

See notes to financial statements.

Prime Capital Markets, LLC

Statement of Changes in Member's Equity
Year Ended December 31, 2023

Balance, beginning of year	$	5,245,860
Member contributions		-
Member distributions		-
Net loss		(411,577)
Balance, end of year	$	4,834,283

See notes to financial statements

Prime Capital Markets, LLC

Statement of Cash Flows
Year Ended December 31, 2023

Cash flows from operating activities		
Net loss	$	(411,577)
Adjustments to reconcile net loss to net cash		
provided by operating activities:		
Changes in operating assets and liabilities:		
(Increase) decrease in:		
Receivables from broker-dealers		2,955,399
Other assets and prepaid expenses		(1,737)
(Decrease):		
Accounts payable and accrued expenses		(3,890)
Net cash provided by operating activities		2,538,195
Net increase in cash and cash equivalents		2,538,195
Cash and cash equivalents:		
Beginning of year		138,225
End of year	$	2,676,420
Supplemental disclosure of cash flow information		
Cash paid for interest	$	5,076

See notes to financial statements.

Note 1.   Nature of Business and Significant Accounting Policies

Prime Capital Markets, LLC, an Illinois limited liability company, ("Prime") is a proprietary trading firm, buying, selling, and dealing as principal in fixed income securities, equity securities, government securities, and derivative financial instruments for its own accounts. The owner of Prime is Prime Investment Holdings, LLC, an Illinois limited liability company, ("PIH"). Prime is a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of the CBOE. As of December 31,2023 the company has not commenced trading operations.

A summary of the Company's significant accounting policies follows:

Accounting policies: The Company follows Generally Accepted Accounting Principles ("GAAP"), as established by the Financial Accounting Standards Board ("the FASB"), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

Receivables from broker-dealer: Receivables and payables relating to trades pending settlement are netted by broker-dealer and included in receivables from broker-dealer in the statement of financial condition. The Company may obtain short-term financing from broker-dealer from whom it can borrow against its proprietary inventory positions, subject to collateral maintenance requirements.

Income taxes: Prime is taxed collectively as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal and state income taxes. Instead, members are liable for federal and state income taxes on their respective share of the taxable income of the Company.

FASB guidance requires the evaluation of tax positions taken or expected to be taken while preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2023, management has reviewed the Company's income tax positions for the open tax years and concluded that no provision for income tax is required in the Company's financial statements.

Cash and cash equivalents: The Company considers highly liquid interests with a maturity of three months or less when acquired to be cash equivalents.

The company maintains cash in bank accounts which at times, may exceed federally insured limits of $250,000. The Company has not experienced any losses on these accounts. At December 31, 2023 the Company had cash in Byline bank of $2,643,487. Total cash in banks was $2,676,420.

Interest: The company earns interest on its cash deposits with financial institutions.

Segment reporting: In November 2023, the FASB issued (ASU No. 2023-07) Segment Reporting (Topic 280). Improvements to Reportable Segment Disclosures, primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023 on a retrospective basis. Early adoption is permitted. The Company is currently evaluating the impact of this accounting standard on its financial statements and related disclosures. The company has one segment for reporting purposes.

Prime Capital Markets, LLC

Notes to Financial Statements

Note 2.   Receivables from Broker-Dealers

Receivables from broker-dealer at December 31, 2023, consist of the following:

	Receivables
Cash	$ 2,133,199
	$ 2,133,199

Note 3.   Related Party Transactions

The Company receives administrative services and infrastructure services to affiliates under common control, under the terms of an agreement. Pursuant to the expense sharing agreements, the Company paid $380,380 for the year ended December 31, 2023. This amount is included within expenses in the statement of operations under interest expense ($5,076), professional fees ($28,372), compensation and related benefits ($86,400), information technology and market data ($114,005), rent and office expenses ($58,474) and other expenses ($88,053). There were no amounts due to or from any company affiliates as of December 31, 2023.

Note 4.   Guarantees and Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Prime Capital Markets, LLC

Notes to Financial Statements

Note 5.   Member's Equity

Prime Capital Markets, LLC:
Member's equity consists of two Classes of members, Class A and B. As of December 31, 2023, Class A member's equity totaled $4,834,283. There are no active members in Class B.

The Class A member has the right and full authority to manage, control, administer and operate the business and affairs of the Company.

Note 6.   Regulatory Requirements

Prime is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) and has elected to compute its net capital requirements under the basic method, as provided by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, both as defined. Net capital changes from day to day, but at December 31, 2023, Prime had net capital of $4,782,759, which was $4,682,759 in excess of the required capital of $100,000.

Although Prime is not exempt from SEC Rule 15c3-3, it does not transact business in securities with, or for, other than members of a national securities exchange and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c) (4); therefore, Prime is filing an Exemption Report as required by 17 C.F.R. §240.17a-5(d) (1) and (4).

Note 7   Concentration of credit risk

The company carries $2,133,199 at a single broker/dealer. The Company continually reviews the credit quality of its counterparties and have not experienced a default. As a result, the Company does not have an expectation of credit losses for this arrangement. Management of the company deems this risk acceptable.

Note 8   Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the financial statements were issued. Subsequent to year-end, there were no significant events.

Prime Capital Markets, LLC

Computation of Net Capital Rule 15c3-1 of the Securities and Exchange Commission		**Schedule I**
December 31, 2023		

Net capital:		
Total members' equity	$	4,834,283
Additions:		
Less nonallowable assets		
Prepaid expenses		22,532
Other Assets		28,992
Net capital before haircuts		4,782,759
Net capital		4,782,759
Minimum net capital required (6 2/3%) of aggregate indebtedness		1,791
Minimum dollar net capital requirement of reporting broker-dealer		100,000
Net capital requirement		100,000
Excess net capital	$	4,682,759
Total aggregate indebtedness		26,860
Ratio of aggregate indebtedness to net capital		.0056 to 1

There are no material differences between the amounts presented in the computations of net capital set forth above and the amounts as reported in Prime's unaudited Part II-A Quarterly FOCUS report as of December 31, 2023.

Prime Capital Markets, LLC

Computation for Determination of Reserve Requirements
Under SEC Rule 15c3-3
December 31, 2023   **Schedule II**

Although Prime is not exempt from Rule 15c3-3, it does not transact business in securities with, or for, other than members of a national securities exchange and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

Information Relating to Possession or Control Requirements
Under SEC Rule 15c3-3
December 31, 2023   **Schedule III**

Although Prime is not exempt from Rule 15c3-3, it does not transact business in securities with, or for, other than members of a national securities exchange and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.